                  AMENDMENT TO EXCLUSIVE WORLD-WIDE LICENSE AND
            OPTION TO SELL AND OPTION TO PURCHASE PROPRIETARY RIGHTS


     THIS AGREEMENT is entered into effective as of the 9th day of May, 1996, by and between International Jensen Incorporated, a Delaware corporation, with its principal place of business at 25 Tri-State International Office Center, Suite 400, Lincolnshire, IL 60069 ("Jensen") and Recoton Corporation, a New York corporation, with its principal place of business at 2950 Lake Emma Road, Lake Mary, FL 32746 ("Recoton").

     WHEREAS, Jensen and Recoton entered into an agreement captioned "EXCLUSIVE WORLD-WIDE LICENSE AND OPTION TO SELL AND OPTION TO PURCHASE PROPRIETARY RIGHTS" effective as of January 3, 1996 (the "License and Option Agreement") pursuant to which Jensen granted to Recoton, INTER ALIA, an option to purchase the trademarks "Acoustic Research" and "AR" (the "Marks") from Jensen and Recoton granted to Jensen an option to sell the Marks to Recoton under certain conditions in consideration for a purchase price of $6 million (the "Purchase Price";

     WHEREAS, contemporaneous with entering into the License and Option Agreement, Jensen and Recoton entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") pursuant to which Jensen would be merged into a subsidiary of Recoton upon satisfaction of certain conditions;

     WHEREAS, pursuant to the Merger Agreement Jensen would be obligated to pay to Recoton certain amounts under certain circumstances if the merger between Recoton's subsidiary and Jensen did not occur (the "Break-Up Fee"), which Break-Up Fee could be as high as $6 million;

     WHEREAS, the Board of Directors had determined at the time of entering into the License and Option Agreement that the fair market value of the Marks is significantly less than $6 million;

     WHEREAS, the Purchase Price and the Break-Up Fee were originally structured to offset each other;

     WHEREAS, Jensen and Recoton have contemporaneously herewith agreed to amend the Merger Agreement to reduce the maximum amount of the Break-Up Fee to $1.5 million plus documented out-of-pocket expenses not to exceed $2.5 million, to increase the amount to be paid to stockholders of Jensen other than Robert G. Shaw and William Blair Leveraged Capital Fund, L.P. and to make certain other changes;

     WHEREAS, as a condition to amending the Merger Agreement as set forth in the prior recital, Recoton has required that Jensen agree to reduce the Purchase Price.

     NOW, THEREFORE, the parties hereto agree that the definition of Purchase Price, and all references in the License and Option Agreement to the Purchase Price, as "$6 million" are hereby changed to "$3.5 million".

     IN WITNESS WHEREOF, Recoton and Jensen have each caused this Agreement to be executed on its behalf by a duly authorized officer as of the day and year first above written.

                              RECOTON CORPORATION


                              By:   /s/ Stuart Mont
                                 -----------------------------
                                 Name:  Stuart Mont
                                 Title: Executive Vice
                                         President-Operations


                              INTERNATIONAL JENSEN INCORPORATED


                              By:   /s/ Marc T. Tanenberg
                                 -----------------------------
                                 Name:  Marc T. Tanenberg
                                 Title: Vice President Finance
                                         and Chief Financial
                                         Officer